Exhibit (a)(1)(v)

In connection with the proposed transaction, Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (the “Tender Offer Statement”). Investors and security holders are urged to read the Tender Offer Statement and its exhibits regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the Tender Offer Statement and its exhibits (when available) and other related documents filed by Embratel with the SEC at the SEC’s website at www.sec.gov.

This document contains certain forward-looking statements that reflect the current views and/or expectations Embratel and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Embratel is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

REPUBLICATION OF THE NOTICE PUBLISHED ON 9 AUGUST 2010 FOR PURPOSES OF MODIFYING TERMS AND CONDITIONS OF THE PUBLIC OFFER

NOTICE OF VOLUNTARY PUBLIC TENDER OFFER FOR ACQUISITION OF ALL

PREFERRED SHARES OF

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Publicly Held Corporation

CNPJ/MF no. 00.108.786/0001-65

N.I.R.E. 35.300.177.240

Code ISIN BRNETCACNPR3

ON ACCOUNT AND ORDER OF

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

CNPJ/MF no. 33.530.486/0001-29

N.I.R.E. 333.0000340-1

BANCO ITAÚ BBA S.A., financial institution with registered office in the City and State of São Paulo, at Av. Brigadeiro Faria Lima, no. 3.400, 3rd to 8th, 11th and 12th floors, enrolled at CNPJ/MF (Brazilian Register of Corporate Taxpayers of the Ministry of Finance) under no. 17.298.092/0001-30, as intermediary financial institution (“Intermediary Institution”), by way of ITAÚ CORRETORA DE VALORES S.A., financial institution with registered office in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.400, 10th floor, enrolled at CNPJ/MF under no. 61.194.353/0001-64 (“Itaú Corretora”), on account and order of EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL, a corporation with registered office in the City and State of Rio de Janeiro, at Av. Presidente Vargas, no. 1012, Centro, enrolled at CNPJ/MF under no. 33.530.486/0001-29 (“Offeror”), hereby presents to the owners of the preferred shares (“Shareholders”) issued by NET SERVIÇOS DE COMUNICAÇÃO S.A., a publicly held corporation with registered office in the City and State of São Paulo, at Rua Verbo Divino, no. 1356, 1st floor, Chácara Santo Antônio, (“NET” or the “Company”) a voluntary public tender offer for acquisition of up to 199,124,767 (one hundred and ninety-nine million, one hundred and twenty-four thousand and seven hundred and sixty-seven) preferred shares issued by NET, corresponding to all issued preferred shares of NET, including the preferred shares underlying the American Depositary Shares (“ADSs”) (with the exception of those indicated on item 1.3. below), in accordance with the Instruction of the Brazilian Securities and Exchange Commission (the “CVM”) no. 361/02, as amended (“CVM Instruction no. 361/02”) and pursuant to the conditions set forth below (the “Offer”).

1.	Offer

1.1. Legal Basis and Notice to Investors. On August 5, 2010, EMBRATEL PARTICIPAÇÕES S.A., a publicly-held corporation with registered office in the City and State of Rio de Janeiro, at Rua Regente Feijó, no. 166/1687- B, Centro, enrolled at CNPJ/MF under no. 02.558.124/0001-12 (“EMBRAPAR”) disclosed a notice to investors announcing to the market the decision of its subsidiary, the Offeror, to make a voluntary public tender offer for the acquisition of Shares Object of the Offer (as defined on item 1.3. below), based on article 2, item IV, and on article 31 of CVM Instruction no. 361/02. On August 19, 2010, EMBRAPAR released a notice to investors, informing that the Offeror would republish the Notice for the purpose of (i) including certain procedures provided in CVM Instruction 361/02, (ii) informing that the Offer is also being presented in the United States of America and (iii) informing that the auction date was rescheduled for September 29, 2010.

1.2. No Requirement to Register. Under article 2, paragraph 1, of CVM Instruction no. 361/02, the Offer is not subject to registration before CVM. The Offer shall comply, when applicable, with the general procedure set forth in articles 4 to 8 and 10 to 12 of CVM Instruction no. 361/02.

1.3. Shares Object of the Offer. The Intermediary Institution, by way of Itaú Corretora, shall acquire, at the Auction, on account and order of the Offeror, up to 199,124,767 (one hundred and ninety-nine million, one hundred twenty- four thousand, seven hundred and sixty seven) preferred shares issued by NET, including the preferred shares underlying the ADSs corresponding up to 100% (one hundred per cent) of the preferred shares issued by NET on August 4, 2010, with the exception of the shares held by EMBRAPAR (“Shares Object of the Offer”).

1.3.1 Acceptance of the Offer. The Offeror declares with regard to the outstanding preferred shares, including the preferred shares underlying the ADSs, as defined in CVM Instruction no. 361/02 (“Outstanding Shares”), that;

(i)	if Shareholders owners of less than 1/3 of the Outstanding Shares accept the Offer, the Offeror will acquire all of the Outstanding Shares that accept the Offer;

(ii)	If Shareholders owners of more than 1/3 and less than 2/3 of the Outstanding Shares accept the Offer, the Offeror will acquire up to 1/3 of the Outstanding Shares held by such Shareholders who accept the Offer, followed by a proration among the owners of the Outstanding Shares who accepted the Offer.

(iii)	If Shareholders owners of more than 2/3 of the Outstanding Shares accept the Offer, the Offeror will acquire all of the Outstanding Shares held by such Shareholders that accept the Offer.

1.3.2 The limits of the purchase and proration described above do not apply to the Shares Object of the Offer held by the controlling shareholder of the Company, and, irrespective of the volume of Outstanding Shares tendered, the Offeror shall acquire all of the Shares Object of the Offer held by the controlling shareholder and offered for sale in the Offer.

1.3.3 Additional Obligation of the Offeror. Notwithstanding the provisions of item 1.3.1 above, at the termination of the Offer and in case the Offeror acquires more than 2/3 (two thirds) of the Outstanding Shares, the Offeror shall be required to purchase all the remaining Outstanding Shares held by the Shareholders that wish to sell them, within a period of three (03) months as from the Auction Date, for the same Acquisition Price, as defined below, which shall be adjusted by the variation of the monthly Brazilian Taxa Referencial – TR, pro rata temporis as of the Date of Settlement of the Auction, as defined below, up to the date of actual payment. Payment shall be made within no later than 15 (fifteen) days as of the exercise of this option by the Shareholder.

1.4. No Restrictions on the Exercise of the Ownership Right over the Shares Object of the Offer. The Shares Object of the Offer, in order to be transferred under the terms of this Offer, shall be free and clear from any liens, guarantee rights, usufructs or other forms of encumbrance or restrictions of any nature to the free transfer or which prevent the immediate exercise by Offeror, of the full ownership of the Shares Object of the Offer or the full compliance with the rules for the trading of the shares contained in the transactions regulation of the Bovespa Sector of BM&FBOVESPA S.A. – Stock, Goods and Futures Exchange (“BM&FBOVESPA”).

1.5. Dividends. In case NET declares the payment of dividends or interest on equity capital up to the Auction Date, as defined below, the Shareholders registered as owners or usufructuaries of the NET shares, on the date of the act of declaration of dividends or interest on equity capital, shall be entitled to payment of the declared dividends or interest on equity capital.

1.6. Auction. This Offer shall be accepted by way of auction (“Auction”) in the Bovespa Sector of BM&FBOVESPA. This Offer is not conditioned to any minimum number of acceptors.

1.7. Validity. The Offer shall remain valid for the period of forty (40) days counted from the date of the publication of this Notice, that is, the effectiveness of the Offer shall begin on August 20, 2010 (excluding), and shall end on the Auction Date (including), (as defined on item 4.10. below).

1.8 ADSs. The Offer is also being directed to owners of preferred shares issued by the Company underlying the ADSs (“ADSs Shareholders”). To such effect, the Offeror will disclose the Offer in the United States of America, establishing the procedures for those shareholders to participate in the Offer, it being necessary for the preferred shares underlying the ADSs to be dissociated from the respective ADSs for tendering in the Offer. Such procedures shall be detailed in a Communiqué of Offer to Purchase, and shall be presented in compliance with US regulations and made available, upon its release, at the following electronic addresses: http:ri.netservicos.com.br, www.sec.gov, www.cvm.gov.br and www.embratel.com.br) (“Offer to Purchase – ADSs”). The ADSs Shareholders wishing to participate in the Offer must have their preferred shares dissociated from the ADSs at JPMorgan Chase Bank, as the ADSs Depositary, or at The Bank of New York Mellon, as receiving agent, and take all actions necessary for qualification for the Auction, in accordance with the terms established in the Offer to Purchase – ADSs.

2.	Conditions of the Offer

2.1. Conditions of the Offer. This Offer is conditioned to the non-occurrence of any of the following events until and including the Auction Date (as defined on item 4.10 below):

(i) any change in the businesses, conditions, income, transactions or share ownership of NET or any of its direct or indirect controlled companies which results in a materially adverse change to NET or to its direct or indirect controlled companies, or the Offeror becomes aware of any circumstance which results in a materially adverse change with respect to either the value of NET or any of its direct or indirect controlled companies or the value of the common or preferred shares of the Offeror or any of its affiliates, and such change or circumstance results from any of the following events:

•	the issuance of any act by any governmental authority of the Executive, Legislative or Judiciary branches, which:

(a)	questions, restricts or limits the ability of the Offeror to carry out the Offer, hold shares of NET, acquire additional shares of NET, exercise the rights inherent thereof or receive distributions related thereto;

(b)	determines the termination of or the amendment to the terms and conditions of any license, authorization or concession granted for the conduction of the businesses of NET or of its direct or indirect controlled companies;

(c)	determines the expropriation, confiscation or limitation to the free disposal of the assets of NET or of any of its direct or indirect controlled companies;

(d)	determines the reduction of the charges, rates or prices charged on the provision of services by NET or by any of its direct or indirect controlled companies, or imposes additional obligations to make investments, provide services or implement measures which excessively burden NET or its direct or indirect controlled companies;

(e)	suspends, restricts or limits transactions in the foreign exchange market or the entrance or exit of funds to or from Brazil;

•	the occurrence of war or serious civil or political disturbance, in Brazil or abroad;

•	the occurrence of natural event, such as, for example, earthquake, flood or other similar event, or some other external factor which causes substantial damages:

(a)	to the infra-structure, the communication system, or the provision of public services in the States where NET or any of its direct or indirect controlled companies provide service or in other relevant areas of Brazil; or

(b)	to the assets of NET and/or of any of its direct and indirect controlled companies, so as to affect the normal course of its respective businesses;

(ii) the generalized suspension, or the limitation of trading, securities in general, including shares issued by NET at BM&FBOVESPA, for more than 24 (twenty-four) hours;

(iii) the drop of 20% (twenty percent) or more in the closing of transactions on any date of the exchange market (according to the purchase and sale average indicated in the transaction PTAX 800, option 5, published by the Central Bank of Brazil, through the Sisbacen system at 7 p.m., Brasilia time, of such date), of the value of the US dollar in relation to the real, in relation to that verified on August 04, 2010, which was of R$1.7559 (one real point seven, five, five, nine) per US dollar;

(iv) drop in the closing of any trading floor, of the value of the BM&FBOVESPA index (IBOVESPA), by, at least, 20% (twenty percent) in relation to the value of the IBOVESPA verified on August 04, 2010, which was 68,272 (sixty-eight thousand, two hundred and seventy-two) points;

(v) drop of 20% (twenty percent) or more, at the closing of the trading floor of BM&FBOVESPA, on any date, of the trading price of the Shares Object of the Offer, comparatively to the price verified on August 04, 2010, which was of R$19.99 (nineteen Reais and ninety-nine cents);

(vi) the occurrence of a substantial change in the rules applicable to the Brazilian or US securities market, or increase in the rate of taxes, which adversely affects or prevents consummation of the Offer by the Offeror; or

(vii) revocation of any governmental authorization necessary for the implementation of the Offer or issue of any act by an authority preventing the Offeror from making the Offer or imposing the obligation to purchase or sell shares issued by NET.

2.2. Occurrence of Condition. If, at any time after the date of publication of this Notice and until 9 a.m. of the Auction Date, as defined below, one verifies the occurrence of any of the events mentioned above, the Offeror shall immediately disclose a communication clarifying if it shall maintain the Offer (with Offeror having waived the conditions pursuant to item 2.3 below) or if the Offer shall be cancelled, thus immediately ceasing to have effect.

2.3. Waiver of Condition. Even prior to the occurrence of the respective condition(s), the Offeror may, at its sole discretion, waive any of the conditions contemplated above, in which case the Offer shall continue to be valid and effective. Any and all waiver of any of the conditions contemplated above shall be expressly disclosed by Offeror, by communication, in accordance with item 2.2 above.

2.4. Irrevocability of the Offer. In compliance with the established conditions, the Offer is irrevocable and immutable from the date of publication of this Notice until the beginning of the Auction, being provided, however, that, if any of the conditions indicated above or other substantial change occurs, which is subsequent and unforeseeable, in the actual circumstances existing on this date, which leads to a relevant increase in the risks assumed by the Offeror, inherent to the Offer, the Offeror may modify or revoke the Offer, and shall disclose a communication which shall clarify if it shall maintain the Offer, describing the terms and conditions for such, or if the Offer shall be cancelled.

2.5. Subsequent Offer. The Offeror, the Company, the controlling shareholder of the Company or any related person thereto shall not be able to make a new public tender offer for shares of NET except after the expiry of 1 (one) year as from the Auction Date, except if they are required to do so for any reason or if they extend to those accepting this Offer the same terms of an eventual new public tender offer, paying them the adjusted difference, if any, of the price.

2.6 Subsequent Commitment. The Offeror undertakes to pay the Shareholders who accept the Offer a positive difference, if any, between the Acquisition Price, adjusted by the changes to the number of shares resulting from share bonuses, splitting, grouping and conversions eventually occurred; and (i) the price per share that would be due, or comes to be due, upon the occurrence within 1 (one) year of the Auction Date, of a fact that would or comes to require a mandatory public tender offer for purchase of shares, among those facts listed in items I to III of article 2 of CVM Instruction no. 361/02; and (ii) the amount to which they would be entitled, if they were still a shareholder of the Company and were to disagree with the decision of the general shareholders meeting of the Company that came to approve any corporate event that would allow the owners of shares to exercise the right to withdraw , upon the occurrence of such event within 1 (one) year as from the Auction Date.

2.6.1 The Offeror shall not be required to make the payment to which item 2.6 above refers if the information on the future mandatory public offer or corporate event has already been disclosed prior to the release of this Notice, either by way of a notice to investors, communiqué to the market and notice to shareholders.

3.	Price

3.1. Price. The purchase price of each Share Object of the Offer (preferred share of NET) is R$ 23.00 (twenty-three Reais), which shall be (i) deducted from the value of dividends and/or interest on equity capital per share eventually declared by NET between the date of the publication of this Notice and the Auction Date, to which its Shareholders are entitled, pursuant to item 3.1.1 below and/or (ii) adequate pursuant to the provisions in 3.1.2 below (“Acquisition Price”). This Acquisition Price corresponds to a premium of 23.1% (twenty-three point one percent) on the weighted average by volume of closing prices of the trading floors occurred between July 04, 2010 and August 04, 2010.

3.1.1. The deduction of the value of the dividends and/or interest on equity capital declared or paid by the Auction Date shall apply to the shareholders holders of preferred shares of NET who are registered as owners or beneficiaries of the respective shares on the date of the declaration or payment of the dividends, as established by the Company. .

3.1.2. In the event of share bonuses, groupings or splits of shares, the Acquisition Price shall be adequate in accordance with the number of shares of NET, resulting from the bonuses, grouping or split, as the case may be. In this case, the Offeror shall disclose the new values for the Offer in a communication to the market.

3.2. Payment of the Price. The Acquisition Price shall be paid in cash, in domestic currency, to the Shareholders who accept the Offer, on the Date of Settlement of the Auction, as defined below.

3.3. Variation of Price. There shall be adopted, in the Auction, procedures that ensure the right of the Offeror to raisethe Acquisition Price during the Auction, being the new price extended to all the respective Shareholders accepting the previous bids.

4.	Procedures for the Auction

4.1. Qualification of Shareholders. The Shareholders wishing to participate in the Auction shall, by 6 p.m. (Brasilia time) of September 28, 2010, sign up for such, registering Itaú Corretora or any other brokerage company authorized to act in the BOVESPA Sector of BM&FBOVESPA (each of them a “Brokerage Company” and, collectively “Brokerage Companies”) to represent them in the Auction.

4.1.1. Documents Necessary for Registration. The Shareholders wishing to register the Brokerage Company to represent them in the Auction shall appear at the Brokerage

Company in person or by a duly appointed attorney-in-fact, furnishing a certified copy of the following documents: (a) ID Card (RG); (b) Individual Taxpayer Register Number (CPF); (c) proof of residence and (d) other documents required by the Brokerage Company. The representatives of legal entities, estates and other legal universalities, minors, interdicted persona and attorneys-in-fact shall present, moreover, the original counterparts or certified copies of the documentation granting powers of representation (including the corporate documentation, corporate taxpayer register CNPJ/MF card and other personal documents listed above of the persons authorized to act for the company, as the case may be), without prejudice to other documents required by the Brokerage Company.

4.1.2. Additional documents for Qualification of Investments Made under Resolution No. 2.689 of the National Monetary Council (“CMN Resolution 2,689”). The Shareholder who invested in Shares Object of the Offer by way of a mechanism established by CMN Resolution 2,689 (“Investor via CMN Resolution 2,689”), shall, moreover, furnish to its registered Brokerage Company, before the Auction Date, in addition to the documents described in item 4.1.1., a document attesting its registration number at CVM and at the Central Bank of Brazil (in the last case, the so-called number of RDE-Portfolio), as well as its statement of legal custody, attesting the number of Shares Object of the Offer which it holds and which it shall offer in the Auction. If the Investor via CMN Resolution 2,689 is a foreign natural person, he shall present, in addition to the documents indicated here, a certified copy of his Individual Taxpayer Register (CPF).

4.1.3. Holders of Shares that do not submit the Documents Required for Qualification. The holder of Shares Object of the Offer who does not timely deliver all the documents for qualification in the Auction or does not transfer his Shares Object of the Offer for custody by the Depositary Center of BM&FBOVESPA, according to the provisions of this Notice, shall not be qualified to take part in the Auction.

4.2. Shares Held in Custody at Banco Bradesco S.A. The Shareholders holders of Shares Object of the Offer in the custody of Banco Bradesco S.A., depositary institution of the book shares of the Company, shall sign up for the Auction, registering any Brokerage Company, pursuant to the terms of item 4.1. above, and shall take the necessary steps so that said Shares Object of the Offer by Banco Bradesco S.A. are previously deposited in the custody of the Depositary Center of Assets of BM&FBOVESPA, according to the rules, terms and procedures of BM&FBOVESPA, which procedures shall be finalized by 6 p.m. of the business day immediately prior to the Auction Date.

4.2.1. Shares in Custody at the Depositary Center of Assets of BM&FBOVESPA. The Shareholders holders of Shares Object of the Offer which are already in custody at the Depositary Center of Assets of BM&FBOVESPA must sign up with one of the Brokerage Companies of their choice by 6 p.m. of the business day immediately prior to the Auction Date.

4.3. Transfer of Shares to Specific Portfolio. The Shareholder wishing to sell Shares Object of the Offer deposited at the Depositary Center of Assets of BM&FBOVESPA shall, by way of his custody agent at the Depositary Center BM&FBOVESPA, transfer the Shares Object of the Offer to the portfolio 7105-6 opened in its name and held by the Depositary Center of Assets of BM&FBOVESPA exclusively for this purpose, by 12:00 p.m. of the Auction Date.

4.4. The registered sale orders which do not have the corresponding Shares Object of the Offer deposited in the portfolio held by the Depositary Center of Assets of BM&FBOVESPA shall be cancelled.

4.5. It shall be at the sole and exclusive responsibility of the Shareholders to take all the applicable steps so that the transfer of the Shares Object of the Offer which they intend to sell to the Offeror, to the custody by the Depositary Center of Assets of BM&FBOVESPA, be timely made so as to allow qualifying in the Auction in the manner and terms set forth in this Notice.

4.6. The Offeror advises NET Shareholders that the procedures for verification of documents and transfer of the Shares Object of the Offer described above are subject to the internal rules and procedures of Brokerage Companies, depositary institutions and of the Depositary Center of Assets of BM&FBOVESPA, so that each Shareholder shall take all the steps in advance in order to qualify and participate in the Auction.

4.7 Qualification of ADSs Shareholders. The ADSs Shareholders are advised to read carefully the Offer to Purchase - ADSs, which shall contain a detailed description of the specific terms and procedures to be followed by such shareholders in order to qualify for the Auction.

4.8. Interferences. Eventual interfering buyers wishing to participate in the Auction must qualify, filing their interference requests at BM&FBOVESPA by 6 p.m. (Brasilia time) of the last business day prior to the Auction Date, specifying if the interference is total or partial and, in the latter case, indicate the number of Shares Object of the Offer in connection with which it intends to make the interference.

4.9. Acceptance of the Offer. Acceptance of the Offer shall be made by the Brokerage Companies, at the order of the Shareholders who have met the qualification requirements set out in 4.1 of this Notice and its sub-items, by registering the sale offer in the name of their Shareholder clients.

4.9.1. By 12:00 p.m. (Brasilia time) of the Auction Date, the Brokerage Companies shall have registered the sales orders with the number of Shares Object of the Offer of the Shareholders accepting the Offer that shall be presented by them in the Auction, in the MegaBolsa System, under the code NETC4L.

4.9.2. By the start of the Auction, the Brokerage Companies may cancel or reduce the sales orders registered under the terms of item 4.9.1 above by means of a letter addressed to the BM&FBOVESPA Operations Director. After the start of the Auction, the sales orders that are not canceled and not reduced shall be considered irrevocable and irreversible.

4.9.3. Acceptance of the Offer shall imply an obligation by the accepter to transfer to the Offeror the Shares Object of the Offer under their ownership, in the manner and under the terms and conditions set out in this Notice of public tender offer, free and clear of any and all liens or restrictions of any nature.

4.10. Auction. The Auction shall be held on September 29th, 2010 (“Auction Date”), at 3 p.m. (Brasilia time), in the BM&FBOVESPA negotiation system –BOVESPA Sector.

4.10.1. The Auction shall only be started if the Offeror has declared by no later than 9:00 a.m. (Brasilia time) of the Auction Date, by means of a communication disclosed to the market, that the Offer is not subject to any conditions.

4.9.2. The first bid given by an interfering buyer, total or partial, shall be, at the minimum, 5% (fiver percent) greater than the Acquisition price. Subsequent bids should be, at the minimum, R$ 0.01 (one centavo of a Real) greater than the highest bid then offered.

4.11. Representation in the Auction. The Offeror shall be represented in the Auction by an Intermediary Institution that shall act by way of Itaú Corretora.

4.12. Costs, Brokers’ Commissions and Fees. All the costs, brokers’ commissions and fees related to the sale of the Shares Object of the Offer shall be borne by the respective Shareholders and those related to the purchase shall be borne by the Offeror or the respective interfering parties. The expenses with holding the Auction, such as brokerage, fees and charges instituted by BM&FBOVESPA, shall comply with the listed prices in force at the time of the Auction and with other legal provisions in force.

4.13. BOVESPA Transactions Regulation. The Shareholders who wish to accept the Offer by means of sale of their Shares Object of the Offer in the Auction shall comply with the requirements for the negotiation of shares contained in the BM&FBOVESPA Transactions Regulation – BOVESPA Sector.

5.	Settlement

5.1. Settlement of the Auction. Settlement of the Auction shall be held on the 3rd (third) business day after the Auction Date (“Auction Settlement Date”).

5.2. Form of Settlement of the Acquisition Price. The financial settlement of the Auction shall be done in accordance with the rules established by the Compensation and Settlement Chamber of BM&FBOVESPA, in the gross settlement modality, as defined in Chapter VII of the Operational Procedures of the Compensation and Settlement Chamber of BM&FBOVESPA. The Compensation and Settlement Chamber of BM&FBOVESPA shall not act as a central guarantee counterpart of the settlement of the Auction. The Compensation and Settlement Chamber of

BM&FBOVESPA shall act as a facilitator of the settlement of the Auction, including (a) receiving the funds from the Offeror and the Shares Object of the Offer from the Shareholders who sold their Shares Object of the Offer in the Offer, by means of their custody agents; (b) forwarding the funds of the Offeror to the Shareholders that offered their Shares Object of the Offer in the Offer; and (c) transferring to the Offeror the acquired Shares Object of the Offer.

5.3. Offeror’s Obligation. Under the terms of the intermediation contract executed between the Intermediary Institution and the Offeror (“Intermediation Contract”), the Offeror’s settlement obligations established in this Notice shall be complied with directly by the Offeror and the Offeror shall remain fully responsible for complying with all the obligations attributed to it in relation to the Offer and established in this Notice.

5.4. Guarantee. In accordance with paragraph 4 of article 7 of the CVM Instruction no. 361/02, the Intermediary Institution shall guarantee the financial settlement of the Offer.

6.	Valuation Report

6.1. Valuation. The Offeror engaged the Intermediary Institution to prepare a valuation report of NET, which is dated August 5, 2010 (“Valuation Report”) as a reference directed to the Offeror for making the Offer. Considering that the offer is voluntary and not registered at CVM, the Valuation Report was based exclusively on public information on NET. The Valuation Report contains a calculation of the values of the NET shares considering the following methodologies: (i) average weighted market price; (ii) asset value per share; (iii) market multiples; and (iv) discounted cash flow based on public data.

6.2. Before deciding whether to participate in the Offer, the Shareholders should take all measures they deem necessary to ensure the understanding of the transaction in all its aspects and make an independent valuation of its suitability and purpose, mainly in relation to the risks and benefits of participating in the Offer. They shall also seek guidance from their specialized advisers (financial, tax, legal, amongst others) when making said valuation.

7.	Information on NET

The Offeror warns that the information on NET contained in this item 7 is information provided by NET on its website and on the Securities and Exchange Commission website.

7.1. Headquarters, Jurisdiction and Corporate Object and Purpose. NET is headquartered in the City and State of São Paulo, at Rua Verbo Divino1356, 1st floor, Chácara Santo Antônio. The Company has as its corporate purpose to act directly or hold shares in the capital of other companies that act in: (a) the local distribution of pay-television and other value-added services to subscribers; (b) the provision of telecommunications services; (c) the distribution of signals of any kind, through local cable networks; and (d) the dissemination of information on local channels, as well as the direct performance in these activities. It also includes as its corporate purpose the provision of all services to its subsidiaries. We provide our operating subsidiaries with administrative, financial and consultancy support. We may, without restriction, acquire or hold quotas or shares in other companies which carry on activities similar to ours and to those of our subsidiaries, or which engage in trade commerce and representation.

7.2. NET Share Capital. NET’s share capital, as of June 30, 2010, was R$ 5,612,242,940.97 (five billion, six hundred and twelve million, two hundred and forty-two thousand, nine hundred and forty Reais and ninety-seven cents), of which R$ 5,599,319,502.62 (five billion, five hundred and ninety-nine million, three hundred and nineteen thousand, five hundred and two Reais and sixty-two cents) was paid up, divided into 114,459,685 (one hundred and fourteen million, four hundred and fifty-nine thousand, six hundred and eighty-five) common shares and 228,503,916 (two hundred and twenty-eight million, five hundred and three thousand, nine hundred and sixteen) preferred shares, all nominal, in book-entry form with no par value.

7.3. Shareholders Composition. NET’s shareholder composition, as of March 31, 2010, was the following:

Shareholder	Common shares	%	Preferred shares	%	Total	% Total
GB Empreendimentos e Participações S.A.	58,374,440	51.0%	0	0.0%	58,374,440	17.0%
Globo Comunicações e Participações S.A.	2,398,841	2.1%	1,888,314	0.8%	4,287,155	1.3%
Distel Holding S.A.	9,457,106	8.3%	0	0.0%	9,457,106	2.8%
Embratel Participações	40,928,400	35.8%	12,242,351	5.4%	53,170,751	15.5%
Empresa Brasileira de Telecomunicações S.A.	2,580,655	2.1%	17,136,798	7.5%	19,717,453	5.7%
FMR LLC	0	0.0%	13,563,707	5.9%	13,563,707	4.0%
Dodge & Cox	0	0.0%	22,528,688	9.9%	22,528,688	6.6%
Cyrte Investments	0	0.0%	12,534,300	5.5%	12,534,300	3.7%
Black Rock, INC	0	0.0%	11,602,210	5.1%	11,602,210	3.4%
Other	720,243	0.6%	137,007,548	59.9%	137,727,791	40.0%

Total	114,459,685	100.0%	228,503,916	100.0%	342,963,601	100.0%

7.4. Selected NET Financial Indicators. The table below contains some of the financial indicators for NET, based on the consolidated financial statements for the indicated periods:

	Year ended December 31, 2008	Year ended December 31, 2009	Six months ended June 30, 2010
	(In millions of R$, unless otherwise specified)
Share capital	5,540.346	5,599.320	5,599.320
Shareholders’ equity	2,771.567	3.507.515	3,609.865
Net sales	3,690.409	4,613.389	2,570.508
Operating profit	485.537	623.469	308.560
Profit from continuing operations	20.254	735.948	102.350
Total liabilities	3,624.364	4,826.275	4,830.411
Total current liabilities	936.071	1,111.941	1,156.408
Long term liabilities	2,688.292	3,714.335	3,674.001
Number of shares	338,739,120	342,963,601	342,963,601
Profit (loss) per share(R$)	0.06	2.15	0.30
Asset value per Share (R$)	8.18	10.23	10.52
Total liabilities / net equity (%)	130.8%	137.6%	133.8%
Net profit/ net equity (%)	0.7%	21.0%	2.84%
Net profit / net Income (%)	0.5%	16.0%	4.0%
Net profit / share capital (%)	0.4%	13.1%	1.8%

7.5. Financial Statements. NET’s annual and periodic financial statements are available at the following websites: http://ri.netservicos.com.br, www.cvm.gov.br and www.bmfbovespa.com.br.

7.6. Historical Share Sales Information. The table below shows the volumes traded, number of shares and weighted average prices observed in cash market negotiations in the BOVESPA Sector of the BM&FBOVESPA, of the preferred shares issued by NET in the last 12 (twelve) months:

Month	Total volume traded (in R$)	Number of shares traded	Weighted average price (in R$) of the share quotations
August 2010	44,793,400	1.008.598.949	19.6
July 2010	30,254,800	549,453,893	18.2
June 2010	28,353,400	514,926,368	18.2
May 2010	26,776,900	505,356,281	18.9
April 2010	29,441,400	630,177,253	21.4
Marche 2010	27,216,900	638,573,848	23.5
February 2010	21,694,100	476,289,308	22.0
January 2010	32,406,400	740,073,470	22.8
December 2009	26,717,700	631,054,606	23.6
November 2009	22,926,400	547,612,005	23.9
October 2009	31,472,500	699,703,941	22.2
September 2009	28,864,100	568,605,431	19.7
August 2009	35,301,500	702,038,399	19.9

Source: Economática

1.	Accumulated data up to August 18, 2010

7.7. NET share rights. Each holder of NET common shares is entitled to one vote per common share at the ordinary and extraordinary general shareholders’ meetings; each holder of NET preferred shares is entitled to vote per preferred share with respect to the following matters: (a) transformation, takeover, merger or spin-off of the Company; (b) valuation of assets used in determining increases in the Company’s capital; (c) selection of a specialized firm to determine the fair market value of the Company shares, under the terms of article 9º, “iv”, of the Company’s statutes; (d) change or repeal of the provisions of the Company’s By-laws that result in the Company’s non-compliance of the requirements set forth in Section IV, item 4.1, of the Special Corporate Governance Level 2 of the BOVESPA; and (e) approval of certain specified agreements between the Company and its controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever that, in the future, by force of legal or statutory provisions, the approval of these agreements is decided at General Meetings. The preferred shares, not having fixed or minimum dividends, shall not acquire the exercise of the right to vote if the Company does not pay any dividends, being inapplicable the provisions of paragraph 1º of article 111 of Law no. 6.404/76.

In accordance with NET’s by-laws and the Corporation Law, it is granted to the holders of the shares the right to the receipt of the obligatory dividend of 25% (twenty five percent) of the net profit for the financial year, adjusted under the terms of article 202 of the Corporation Law. It is assured to the preferred shares: (a) the receipt of dividends in cash 10% (ten percent) greater than those paid to the common shares; (b) priority in reimbursement in the event of the Company’s liquidation, without premium, for the asset value; and (c) treatment equal to that given to the shareholders who exercise the power to conduct the Company activities and guide the functioning of the Company’s bodies, in a direct or indirect manner, in actuality or by right (“Controlling Power”), in the event of transfer of such Controlling Power, under the terms of article 27, head clause, of the By-laws of the Company. The preferred shares shall participate under equal conditions with the common shares in the distribution of bonuses and may represent up to 2/3 (two thirds) of the total shares issued by the Company, and may upon its issuance have the prior proportion changed between common and preferred shares.

8.	Information on the Offeror

8.1. Information on the Offeror. The Offeror is headquartered in the City and State of Rio de Janeiro, at Avenida Presidente Vargas, no. 1.012, Centro. The corporate purpose of the Offeror is to (i) operate, exploit and provide Services of Switched Land Line, in compliance with the terms and conditions of Concession Agreements currently in force, as well as those to be implemented; (ii) operate, exploit and promote any and all telecommunication services in accordance with parameters, terms and conditions of the Authorization Terms currently in force, as well as those to be implemented; (iii) implement, expand and operate, among others: (a) Interstate and intrastate wires for integrated transport of telecommunication services and multiplex equipment related thereto; (b) the Centrals of Interurban Automatic Phone Switch; (c) Earth stations required for satellite communications and multiplex equipment related thereto; (d) Means which constitute international connections of the Country; (e) The international Centrals (automatic or manual) of Phone Switch , Telex, Telegrams, Data Transmission and other services which use digital techniques; (f) TV Centrals; (g) Coastal Stations of Maritime Mobile Service; (h) Means which constitute the National Network of Telex; and (i) Means which constitute the National Network of Data Transmission; (iv) exploit: (a) Telecommunication means operated by it, as described in item iii, parts “a”, “b”, “c”, “d” and “e”, including satellites and dedicated line, on industry basis; (b) Services of TV signals transmission among the TV Centrals operated by it; (c) Maritime Mobile Service of Coastal Stations; and (d) National and International Telex services, of lease of telegraphic circuits, of Data Transmission and others which use digital techniques, except for telegram; (v) coordinate activities related to exploitation of services and operations of international telecommunication means of the Country; (vi) the implementation, exportation, marketing, leasing and rental of goods and equipment, and the provision of services, related to activities included on its corporate purpose, as well as services of added value; and (vii) hold interest of the capital of other companies, entities, associations and/or consortiums, in Brazil and abroad.

8.2. Shareholding Structure of the Offeror on August 5, 2010.

Shareholders	Common	%
Embratel Participações S.A.	7,209,719,309	99.2%
Others	58,019,235	0.8%

Total	7,267,738,544	100.0%

9.	Communiqué to ADSs Holders

9.1 The Offer is also being directed to ADSs Shareholders. Each ADS represents one preferred share issued by the Company.

9.2 The ADSs Shareholders who wish to participate in the Offer must read carefully the Offer to Purchase - ADSs, which shall contain a detailed description of the specific terms and procedures to be followed by such shareholders in order to qualify for the Auction, it being necessary for such purpose that the preferred shares underlying the ADSs be dissociated from the respective ADSs for tendering in the Offer. Such Offer to Purchase – ADSs shall be available at no cost, upon its release, on the SEC website at www.sec.gov, on CVM website at www.cvm.gov.br, on the Company’s website at http://ri.netservicos.com.br and on the website of the Offeror at www.embratel.com.br.

9.3 The Valuation Report was prepared in Portuguese and a version of such Valuation Report was translated into English and is available on the SEC website. In the event of discrepancy between the Portuguese and English versions, the Portuguese version shall always prevail.

10.	Other Information

10.1. Update of Registration of Public Company. The Offeror hereby represents that, to the best of its knowledge, NET’s registration as a public held company is duly updated in accordance with article 21 of Law no. 6.385 of December 7th, 1976, as amended.

10.2. No Undisclosed Material Facts or Circumstances. The Intermediary Institution and the Offeror represent that, to their knowledge, there are no facts or circumstances undisclosed to the public that may have a relevant influence on the results of NET or on the pricing and market prices of the Shares.

10.3. Ownership of Shares of NET by the Intermediary Institution. The Intermediary Institution represents it does not hold any share of NET. Companies of the conglomerate of the Intermediary Institution had under their discretionary management, on August 5th, 2010 1,968,736 (one million nine hundred and sixty-eight thousand seven hundred and thirty-six) preferred shares of the Company, which may be assigned in the scope of the Offer.

10.4. Ownership of Shares of the Offeror and/or EMBRAPAR by the Intermediary Institution. The Intermediary Institution represents it does not hold any share issued by the Offeror. The Intermediary Institution represents that companies of its conglomerate had under their discretionary management, on August 5th, 2010, 412,873 (four hundred and twelve thousand, eight hundred and seventy-three) common shares of the EMBRAPAR.

10.5. Representation of the Offeror. The Offeror represents that: (i) it is liable for the truth, quality and sufficiency of information supplied to the market, as well as for eventual damage caused to NET, its shareholders and third parties, by will or negligence, due to the untruth of such information, (ii) it did not adopt any measure aiming (or which caused or may cause or result) the stabilization or manipulation of the price of shares issued by the Company; (iii) the acquisition of Shares Object of the Offer by means of the Offer is not motivated by any relevant information on NET, its businesses, on its controlled companies and subsidiaries not disclosed to the market; (iv) the scope of the Offer is only to acquire Shares Object of the Offer, thereby making it possible for

Offeror to increase its equity interest in the capital stock of NET, in result of the confidence Offeror and its shareholders have in the growth of the cable TV and broadband consumer markets as well as in NET’S management and business model; (v) it holds, together with its controlling EMBRAPAR, 29,379,149 (twenty-nine million, three hundred and seventy-nine thousand, one hundred and forty-nine) preferred shares issued by the Company, (vi) it did not distribute any material regarding the Offer, except for the Notice; (vii) it is not aware of any facts or circumstances undisclosed to the public that may have a relevant influence on the results of the Company, its controlled companies and subsidiaries, and/or on the pricing of shares of the Company; and (viii) it is not the controlling shareholder of the Company for all legal purposes.

10.6. Representation of the Intermediary Institution. The Intermediary Institution represents that (a) it took every precaution and acted in high diligence standards to ensure that the information supplied by the Offeror was true, consistent, correct and sufficient, and it shall be liable for the omission of its obligation, as well as that it verified the sufficiency and quality of information supplied to the market during the Offer procedure, necessary for the Shareholders to make their decision as well as those set out in this Notice ; (b) it provided, last year, and may provide, together with its affiliates, several services of investment bank, financial advice, credit operation and other services related to the Offeror, the Company and its affiliates, for which they were and intend to be compensated; and (c) it shall receive from the Offeror, on the Date of Settlement of the Auction, the amount of R$ 702,480.00 (seven hundred and two thousand, four hundred and eighty Reais) to prepare and present the Valuation Report. The Intermediary Institution shall assure the financial settlement of such Offer hereunder and payment of the Acquisition Price.

10.7. Authorization by BM&FBOVESPA. The Offer object hereof is not subject to registration with CVM. BM&FBOVESPA authorized the performance of the Auction on its trading system MEGABOLSA.

10.8. Access to Valuation Report, to the Notice and to the List of Shareholders. The Offeror informs that this Notice, the Valuation Report and the list of names of all shareholders of NET, with their respective addresses and quantities of shares owned by type and class, are available for interested parties at the address of the Offeror, at the head offices of NET, at the head offices of the Intermediary Institution, at CVM and at BM&FBOVESPA, as well as by electronic means Alternatively, the Valuation Report and the Notice may be accessed on-line, on information pages set forth below. IT IS IMPORTANT TO READ CAREFULLY ALL IMPORTANT NOTES INCLUDED IN THE VALUATION REPORT.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

Av. Presidente Vargas, no. 1012, Centro, Rio de Janeiro, RJ

www.embratel.com.br

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Rua Verbo Divino, no. 1356, 1st Floor, Chácara Santo Antônio, São Paulo, SP

http://ri.netservicos.com.br

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Cincinato Braga, no. 340, 2nd Floor, Centro, São Paulo, SP

Rua Sete de Setembro, no. 111, 2nd Floor, “Centro de Consultas”, Rio de Janeiro, RJ

www.cvm.gov.br

BM&FBOVESPA S.A. – BOLSA DE VALORES MERCADORIAS E FUTUROS

Praça Antonio Prado, no. 48, 2nd Floor, Centro, São Paulo, SP

www.bmfbovespa.com.br

BANCO ITAÚ BBA S.A.

Av. Brigadeiro Faria Lima, no. 3.400, 4th Floor, part, São Paulo, SP

www.itaubba.com.br

10.9. Documents of the Offer. The owners of Shares Object of the Offer should carefully read this Notice and other documents related to the Offer published by the Offeror, considering that such documents contain important information.

10.10. Holders of Shares Domiciled Abroad. The owners of Shares Object of the Offer domiciled abroad may be subject to restrictions imposed by their countries’ laws regarding the acceptance of this Offer, participation in Auction and sale of Shares Object of the Offer. Such owners of Shares Object of the Offer non resident in Brazil are fully responsible for the compliance with such applicable laws.

10.11.	Identification of Legal Advisors.

XAVIER, BERNARDES, BRAGANÇA, SOCIEDADE DE ADVOGADOS

Av. Rio Branco no. 1, 14th Floor, Wing A

Rio de Janeiro, Brazil

10.12. Considerations on future statements and estimative. Certain affirmations included herein may consist of estimates on future events. The use of any of the following expressions “believe”, “expect”, “may”, “intend” and “estimate” and similar expressions have the purpose of identifying estimates. However, future statements and estimates may be not identified by such expressions. In particular, this Notice has future statements and estimates related, but not limited to, the procedure to be followed for the completion of the Offer, terms of many steps to be followed regarding the Offer and expected shares of the Offeror, Company and certain third parties, including brokerage companies, regarding the Offer. Future statements and estimates are subject to risks and uncertainties, including, but not limited to, the risk of parties involved on the Offer not perform necessary requirements for the completion of the Offer. Future statements and estimates are also based on assumptions that, as far as considered reasonable by the Offeror, are subject to uncertainties related to businesses, economic and competitive aspects. Offeror’s assumptions included herein, which may be proven to be incorrect, include, but are not limited to, the assumption that laws and rules of the capital market applicable to the Offer shall not be amended prior to the completion of the Offer. Except to the extent required by law, the Offeror does not undertake any liability of updating future statements and estimates included herein.